Fuwei Films Appoints Independent Accountants

BEIJING, November 28, 2007 - Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL), a manufacturer and distributor of high-quality BOPET plastic film located in China, today announced that upon its audit committee’s review and approval, it has signed an engagement letter with Kabani & Company, Inc., which became the Company’s new independent accounting firm effective November 22, 2007.

Ms. Cindy Lu, Fuwei Films’ Chief Financial Officer, commented, “We are pleased to have engaged Kabani & Company as our new independent accountants as they have an excellent reputation for providing a broad range of dedicated services to public companies, and they have auditing experience in both the manufacturing sector and in China.”

One of Kabani & Company’s first tasks will be to conduct a review of the Company’s 2007 third quarter financial results to ensure compliance with U.S. GAAP.

About Kabani & Company

Kabani & Company, Inc., Certified Public Accountants, is a growing public accounting and consulting firm located in Southern California. It services public and private clients of all sizes and in a variety of industries including high tech, service, hospitality, construction and manufacturing. Kabani & Company performs audits and reviews for SEC filings and works with foreign clients through its division, Kabani International, with audit services in China. The firm is a member of the American Institute of Certified Public Accountants, California Society of Certified Public Accountants and is registered with Public Company Accounting Oversight Board (PCAOB). In 2006, Kabani & Company, Inc. was rated by “Public Accounting Report (PAR)”, a national monthly newsletter in the United States, as one of America’s top 30 SEC auditors and also the second fastest-growing accounting firm. For further information, please go to http://www.kabanico.com.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company's Website at http://www.fuweiholdings.com.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

For more information, please contact:

In China:
Christina He
Investor Relations
Phone: +86-10-8518-5620
Email: fuweiIR@fuweifilms.com

In the U.S.:
Leslie Wolf-Creutzfeldt
Investor Relations
The Global Consulting Group
Tel: +1-646-284-9472
Email: lwolf-creutzfeldt@hfgcg.com

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